SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 10 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	404139107	13D	Page 2 of 10

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,074,852[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,074,852[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,074,852[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.66%

14	TYPE OF REPORTING PERSON*
IN

2 Includes 1,187,214 shares of Common Stock of the Issuer issuable upon conversion of $5,200,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022 held by JDS1, LLC.

3 See FN 1.

4 See FN 1.

CUSIP No.	404139107	13D	Page 3 of 10

1	NAME OF REPORTING PERSON
JDS1, LLC[5]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,074,852[6]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,074,852[7]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,074,852[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.66%

14	TYPE OF REPORTING PERSON*
OO

5 Mr. Singer as managing member of JDS1, LLC has sole dispositive and voting power with respect to shares of the Issuer owned by JDS1, LLC.

6 See FN 1.

7 See FN 1.

8 See FN 1.

CUSIP No.	404139107	13D	Page 4 of 10

1	NAME OF REPORTING PERSON
CCUR Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
770,776[9]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
770,776[10]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
770,776[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.66%

14	TYPE OF REPORTING PERSON*
CO

9 Includes 570,776 shares of the Common Stock of the Issuer issuable upon conversion of $2,500,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes held by CCUR Holdings, Inc.

10 See FN 9.

11 See FN 9.

CUSIP No.	404139107	13D	Page 5 of 10

1	NAME OF REPORTING PERSON
Wayne Barr, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
99,380[12]
	8	SHARED VOTING POWER
770,776[13]
	9	SOLE DISPOSITIVE POWER
99,380[14]
	10	SHARED DISPOSITIVE POWER
770,776[15]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
870,156[16]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.89%
14	TYPE OF REPORTING PERSON*
IN

12 Includes 4,466 vested stock options.

13 Includes 570,776 shares of the Common Stock of the Issuer issuable upon conversion of $2,500,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes held by CCUR Holdings, Inc., as to which the Reporting Person disclaims beneficial interest except to the extent of his pecuniary interest therein.

14 See FN 12.

15 See FN 13.

16 See FN 12 and FN 13.

REPORT ON SCHEDULE 13D

This constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Julian Singer, dated and filed April 6, 2020 (as amended, the “Statement”) relating to the common stock (CUSIP Number: 404139107), par value $0.001 per share (“Common Stock”), of HC2 Holdings, Inc. (the “Issuer” or “Company”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

All of the securities held by the Reporting Persons were purchased by funds generated and held by the Reporting Persons. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $11,866,883.90.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

On April 21, 2020, the Issuer announced that Avram A. Glazer, a significant stockholder of the Issuer, will be included in the Issuer’s slate of director nominees at the Company’s 2020 annual meeting of stockholders.  The Issuer further announced that its board has determined to offer the role of Chairman to Mr. Glazer if he is elected by the Company’s stockholders.  As previously reported, the Reporting Persons are actively engaged in substantive discussions with the Issuer with respect to further board refreshment actions.  We are encouraged by the announcement today with respect to Mr. Glazer, and believe that his nomination demonstrates the willingness of the Issuer to engage in constructive dialogue with its stockholders and to take stockholder feedback into consideration as it finalizes its 2020 Annual Meeting director slate.

The Reporting Persons support the Issuer’s actions with respect to Mr. Glazer and his inclusion on the upcoming slate, and look forward to seeing additional stockholder representation reflected in the upcoming slate of director nominees.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 46,154,298 shares of Common Stock outstanding on February 29, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed on March 16, 2020.

(a)-(b) CCUR. As of the date hereof, CCUR beneficially owns 770,776 shares of Common Stock, equal to 1.66% of the currently reported outstanding Common Stock, which includes 570,776 shares of Common Stock issuable upon conversion of $2,500,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022 and 200,000 shares of the Issuer’s Common Stock held by CCUR directly. CCUR may be deemed to have shared voting and dispositive power over such shares.

Mr. Barr. Mr. Barr serves as a member of the board of directors of CCUR. Mr. Barr owns 99,380 shares of Common Stock individually, equal to 1.89% of the currently reported outstanding Common Stock when combined with CCUR’s holdings, which includes 4,466 vested stock options. The shares of Common Stock individually owned by Mr. Barr were acquired through a combination of market purchases and stock awarded as compensation for service as a member of the board of directors of the Issuer. Mr. Barr has sole voting and dispositive power for all shares owned by Mr. Barr, and shared voting and dispositive power over CCUR’s shares, as to which shares Mr. Barr disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

JDS1. As of the date hereof JDS1 beneficially owns 3,074,852 shares of Common Stock, equal to 6.66% of the currently reported outstanding Common Stock, which includes 1,187,214 shares of the Common Stock issuable upon conversion of $5,200,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 1,887,638 shares of Common Stock held directly by JDS1. JDS1 may be deemed to have sole voting and dispositive power for all Shares held directly by JDS1.

Mr. Singer. As of the date hereof, Mr. Singer, as managing member of JDS1, beneficially owns 3,074,852 shares of Common Stock, equal to 6.66% of the currently reported outstanding Common Stock, which includes 1,187,214 shares of the Common Stock issuable upon conversion of $5,200,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 1,887,638 shares of Common Stock held directly by JDS1. Mr. Singer may be deemed to have sole voting and dispositive power for all Common Stock beneficially owned by Mr. Singer.

(c)       The following table details the open market purchases effected by JDS1 since the filing of the Statement, except where noted:

Date of Transaction	Amount of Shares Purchased	Price Per Share ($)
4/17/2020[17]	10,000	2.5000
4/17/2020[18]	22,500	2.5000
4/20/2020	50,000	2.2707
4/21/2020	600	2.3500

Convertible Notes

Date of Transaction	Amount of Notes Purchased	Price Per Share ($)
4/20/2020	$100,000	0.7940

As previously reported, the following table details the open market purchases effected by JDS1 in the past 60 days, except where noted:

Date of Transaction	Amount of Shares Purchased	Price Per Share ($)
2/27/2020	25,000	3.6743
3/6/2020	25,000	3.4817
3/10/2020	31,800	2.8379

17 This purchase was an option assignment.

18 See FN 17.

Date of Transaction	Amount of Shares Purchased	Price Per Share ($)
3/10/2020	25,000	2.8600
3/11/2020	35,000	2.8092
3/11/2020	30,000	2.8272
3/11/2020	35,000	2.8126
3/12/2020	25,000	2.5301
3/12/2020	24,273	2.4880
3/13/2020	25,000	2.4349
3/13/2020	25,000	2.6841
3/16/2020	50,000	2.2054
3/16/2020	50,000	2.3068
3/17/2020	13,424	2.2213
3/17/2020	25,000	2.1888
3/18/2020	25,000	1.6730
3/18/2020	137,642	1.6000
3/18/2020	50,000	1.9531
3/18/2020	50,000	1.8216
3/19/2020	25,000	1.6498
3/19/2020	75,000	1.5699
3/19/2020	25,000	1.5973
3/19/2020	50,000	1.5629
3/19/2020	25,000	1.5895
3/20/2020	50,000	1.4577
3/20/2020	9,996	1.4208
3/20/2020	25,000	1.5022
3/20/2020[19]	5,000	2.5000
3/23/2020	20,000	1.3987
3/24/2020	25,000	1.5624
3/24/2020	15,000	1.4444
3/25/2020	12,800	1.5645
3/26/2020	25,000	1.6705

19 See FN 17.

Date of Transaction	Amount of Shares Purchased	Price Per Share ($)
3/27/2020	25,000	1.5134
3/27/2020	25,000	1.5292
3/30/2020	15,000	1.4901
3/30/2020	20,000	1.4852
3/30/2020	15,000	1.4820
3/31/2020	35,000	1.5494
3/31/2020	25,000	1.5453
4/1/2020	50,000	1.4867
4/2/2020	13,146	1.3552
4/2/2020	100,000	1.4021
4/3/2020	50,000	1.3556
4/3/2020	25,000	1.3370
4/3/2020	8,693	1.4243
4/6/2020	51,746	1.7042

Convertible Notes

Date of Transaction	Amount of Notes Purchased	Price Per Share ($)
3/19/2020	$50,000	0.5700
3/20/2020	$1,050,000	0.5700
3/20/2020	$500,000	0.5700
4/2/2020	$500,000	0.5600
4/3/2020	$500,000	0.5525

No transactions were effected by Reporting Persons CCUR or Mr. Barr in the past 60 days.

(d)          No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)          Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities   of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

The following table details the Options transactions effected by JDS1 since the filing of the Statement:

Number of Underlying Shares	Exercise Price ($)	Expiration Date
32,500	2.50	April 17, 2020
(6,000)	2.50	May 15, 2020
(30,000)	2.50	May 15, 2020

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2020

JDS1, LLC

By: /s/ Julian Singer

Name: Julian Singer

Title: President

/s/ Julian Singer
Julian Singer

CCUR Holdings, Inc.

By: /s/ Warren Sutherland

Name: Warren Sutherland

Title: Chief Financial Officer

/s/ Wayne Barr, Jr.
Wayne Barr, Jr.